Exhibit 99.1

FERRARI N.V.: PERIODIC REPORT ON THE BUYBACK PROGRAM

Maranello (Italy), November 24, 2025 – Ferrari N.V. (NYSE/EXM: RACE) (“Ferrari” or the “Company”) informs that the Company has purchased, under the Euro 360 million share buyback program announced on July 31, 2025, as the eighth tranche of the multi-year share buyback program of approximately Euro 2 billion expected to be executed by 2026 in line with the disclosure made during the 2022 Capital Markets Day (the “Eighth Tranche”), the additional common shares - reported in aggregate form, on a daily basis - on the Euronext Milan (EXM) and on the New York Stock Exchange (NYSE) as follows:

	EXM			NYSE				Total
Trading Date (d/m/y)	Number of common shares purchased	Average price per share excluding fees (€)	Consideration excluding fees (€)	Number of common shares purchased	Average price per share excluding fees ($)	Consideration excluding fees ($)	Consideration excluding fees (€)*	Number of common shares purchased	Average price per share excluding fees (€)*	Consideration excluding fees (€)*
17/11/2025	16,300	354.7746	5,782,825.98	11,029	407.9678	4,499,476.87	3,881,201.47	27,329	353.6180	9,664,027.45
18/11/2025	12,600	343.6019	4,329,383.94	10,069	397.2219	3,999,627.31	3,450,929.52	22,669	343.2138	7,780,313.46
19/11/2025	11,600	340.5353	3,950,209.48	7,669	391.1229	2,999,521.52	2,589,589.50	19,269	339.3948	6,539,798.98
20/11/2025	11,600	339.6902	3,940,406.32	7,775	385.8136	2,999,700.74	2,605,263.80	19,375	337.8410	6,545,670.12
21/11/2025	11,500	338.6306	3,894,251.90	—	—	—	—	11,500	338.6306	3,894,251.90
Total	63,600	344.2937	21,897,077.62	36,542	396.7579	14,498,326.44	12,526,984.29	100,142	343.7525	34,424,061.91

(*) translated at the European Central Bank EUR/USD exchange reference rate as of the date of each purchase

Since the announcement of such Eighth Tranche till November 21, 2025, the total invested consideration has been:
•Euro 276,086,024.68 for No. 738,542 common shares purchased on the EXM
•USD 81,914,456.27 (Euro 70,396,861.46*) for No. 190,587 common shares purchased on the NYSE.

As of November 21, 2025, the Company held in treasury No. 16,603,424 common shares, net of shares assigned under the Company’s equity incentive plan, corresponding to 8.56% of the total issued common shares. Including the special voting shares, the Company held in treasury 9.05% of the total issued share capital.

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

Since the start of the multi-year share buyback program of approximately Euro 2 billion announced during the 2022 Capital Markets Day, on July 1, 2022, until November 21, 2025, the Company has purchased a total of 5,940,149 own common shares on EXM and NYSE, including transactions for Sell to Cover, for a total consideration of Euro 1,989,052,583.49.

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (https://www.ferrari.com/en-EN/corporate/buyback-programs).

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com
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